ALT Distilling, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023

ALT Distilling, INC.
Profit and Loss
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023
Income						
4015 Sales	19,519	5,029	5,984	38,087	20,337	11,722
Promotional Discounts	-275	-483	-64	-181	-108	-597
Shipping Income	60	60	40	125	60	310
Total Income	**19,304**	**4,606**	**5,960**	**38,030**	**20,289**	**11,435**
Cost of Goods Sold						
Cost of Goods Sold	6,756	1,554	2,103	20,627	9,452	5,086
Faire.com Commission	615	171	127	227	308	230
Total Cost of Goods Sold	**7,372**	**1,725**	**2,230**	**20,854**	**9,761**	**5,316**
Gross Profit	**11,932**	**2,881**	**3,730**	**17,176**	**10,528**	**6,119**
Expenses						
6000 Advertising & Marketing	946	1,339	865	3,657	529	529
6100 Payroll and Benefits						
6110 Salaries and wages	8,129	13,231	14,648	14,268	14,741	14,176
6120 Payroll Tax	853	1,173	1,186	804	1,128	1,084
6130 Health Insurance	1,746	1,656	0	1,306	1,306	1,306
6140 Payroll Processing Fee	503	934	614	6,022	497	495
Total 6100 Payroll and Benefits	**11,232**	**16,994**	**16,449**	**22,400**	**17,670**	**17,061**
6200 Professional Fees						
6210 Legal & Professional Services		2,758	400	530	3,710	
6220 Contractors	14,243	13,705	3,698	11,499	9,467	5,827
Total 6200 Professional Fees	**14,243**	**16,463**	**4,097**	**12,029**	**13,177**	**5,827**
6300 Fulfillment						
6310 Postage & Delivery	3,350	1,498	1,135	428	3,169	520
6320 Storage	1,028	878	878	878	878	878
6330 Pick and Pack		1,333	66	1,016	91	367
Total 6300 Fulfillment	**4,378**	**3,709**	**2,079**	**2,322**	**4,138**	**1,765**
6400 Bank Charges & Fees						
6410 Merchant Service Fees	165	57	71	49	383	99
Total 6400 Bank Charges & Fees	**165**	**57**	**71**	**49**	**383**	**99**

6500 Office, Software, and Supplies Expense						
6510 Dues & Subscriptions						
6520 Software	649	673	651	801	768	722
6530 Office Supplies	45	154	278	323	247	134
Total 6500 Office, Software, and Supplies Expense	**694**	**828**	**929**	**1,124**	**1,016**	**856**
6600 General Business Expenses						
6620 Meals & Entertainment	246	521	90	55	19	8
6650 Travel	877	1,274	417	64	19	245
6660 Taxes & Licenses	154	22				35
6690 noncash compensation expese						
Total 6600 General Business Expenses	**1,276**	**1,817**	**507**	**119**	**38**	**288**
6710 R&D						
Legal and Professional Services						
Product Testing					1,541	
Total 6710 R&D	**0**	**0**	**0**	**0**	**1,541**	**0**
6720 Bad Debt Expense						
6730 Interest Expense				131	23	
6740 Inventory Write off Expense						
Total Expenses	**32,933**	**41,207**	**25,128**	**41,723**	**38,493**	**26,424**
Net Operating Income	**-21,001**	**-38,326**	**-21,398**	**-24,546**	**-27,964**	**-20,305**
Other Income						
Other Miscellaneous Income				197		
Total Other Income	**0**	**0**	**0**	**197**	**0**	**0**
Other Expenses						
2022 Equity Adjustments	72,681					
Depreciation Expense	150	150	150	150	150	150
Total Other Expenses	**72,831**	**150**	**150**	**150**	**150**	**150**
Net Other Income	**-72,831**	**-150**	**-150**	**47**	**-150**	**-150**
Net Income	**-93,832**	**-38,476**	**-21,548**	**-24,499**	**-28,114**	**-20,455**

Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
40,732	14,199	3,719	1,684	23,065	63,710	247,787
-419	-204	-91	-77	-26	-591	-3,115
70	50	120	60	125	260	1,340
40,384	**14,045**	**3,748**	**1,667**	**23,164**	**63,378**	**246,011**
20,152	6,352	1,132	527	11,129	32,980	117,850
554	286	158	186	45	19	2,927
20,706	**6,637**	**1,290**	**713**	**11,174**	**32,999**	**120,777**
19,678	**7,408**	**2,458**	**954**	**11,990**	**30,379**	**125,235**
529	529	529	529	529	-1,799	8,711
						0
14,648	14,648	14,176	14,648	14,963	14,863	167,139
1,121	1,121	1,084	1,121	1,145	1,137	12,957
2,110	-3,780	939	1,708	1,708	1,708	11,712
605	495	632	495	495	510	12,295
18,484	**12,483**	**16,831**	**17,971**	**18,310**	**18,217**	**204,102**
						0
28,307	2,661	4,980	6,160	3,713		53,218
16,003	7,331	9,165	13,526	11,920	10,643	127,025
44,310	**9,992**	**14,145**	**19,686**	**15,633**	**10,643**	**180,243**
						0
1,175	1,826	515	2,132	271	1,140	17,159
878	878	878	878	878	878	10,686
116	91	0	100	100		3,279
2,169	**2,795**	**1,393**	**3,110**	**1,249**	**2,018**	**31,124**
						0
28	159	59	95	9	57	1,230
28	**159**	**59**	**95**	**9**	**57**	**1,230**

						0
	95					95
792	760	937	858	806	945	9,363
359	193	265	809	408	169	3,384
1,151	**1,048**	**1,202**	**1,667**	**1,213**	**1,114**	**12,842**
						0
82	11	9		120	57	1,217
24	156	14		1,358	145	4,593
	420				108	738
					88,269	88,269
106	**586**	**23**	**0**	**1,478**	**88,578**	**94,817**
						0
			5,996			5,996
					1,046	2,587
0	**0**	**0**	**5,996**	**0**	**1,046**	**8,583**
					2,275	2,275
	83	14	108	11	52,924	53,295
					94,214	94,214
66,775	**27,676**	**34,197**	**49,163**	**38,431**	**269,286**	**691,436**
-47,098	**-20,268**	**-31,740**	**-48,209**	**-26,441**	**-238,907**	**-566,201**
						197
0	**0**	**0**	**0**	**0**	**0**	**197**
						72,681
150	150	150	150	150	150	1,800
150	**150**	**150**	**150**	**150**	**150**	**74,481**
-150	**-150**	**-150**	**-150**	**-150**	**-150**	**-74,283**
-47,248	**-20,418**	**-31,890**	**-48,359**	**-26,591**	**-239,057**	**-640,485**

	Jan 2023	Feb 2023	Mar 2023
ASSETS			
Current Assets			
Bank Accounts			
1000 Checking (0825)	266,240	253,537	220,542
1072 Bill.com Money Out Clearing	0	0	0
Ask My Accountant.	0	0	0
Total Bank Accounts	**266,240**	**253,537**	**220,542**
Accounts Receivable			
Accounts Receivable (A/R)	0	0	0
Accounts Receivable (A/R) (67)	0	0	0
Accounts Receivable (A/R) (68)	20,984	1,703	4,649
Total Accounts Receivable	**20,984**	**1,703**	**4,649**
Other Current Assets			
1350 Undeposited Funds	2,113	1,458	1,838
Inventory		0	0
Inventory Asset	224,290	222,736	220,633
Inventory Materials	25,091	25,091	25,091
Total Inventory	**249,381**	**247,827**	**245,724**
Prepaid Expense	0	0	0
Total Other Current Assets	**251,494**	**249,285**	**247,562**
Total Current Assets	**538,719**	**504,525**	**472,753**
Fixed Assets			
Accumulated Depreciation	-1,950	-2,100	-2,250
Equipment	9,000	9,000	9,000
Total Fixed Assets	**7,050**	**6,900**	**6,750**
TOTAL ASSETS	**545,769**	**511,425**	**479,503**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable (A/P)	1,120	8,211	1,134
Total Accounts Payable	**1,120**	**8,211**	**1,134**
Credit Cards			
Chase 3519	10,814	6,032	245
Total Credit Cards	**10,814**	**6,032**	**245**
Other Current Liabilities			
2100 Accrued Payroll	1,016	1,006	2,543
Accrued Expense	1,028	2,851	3,795
Kentucky Department of Revenue Payable	253	264	271
Out Of Scope Agency Payable	0	0	0
Payroll Clearing	0	0	0
Total Other Current Liabilities	**2,298**	**4,121**	**6,609**
Total Current Liabilities	**14,232**	**18,364**	**7,989**

Long-Term Liabilities			
Accrued Interest	55,324	55,324	55,324
Loans from Shareholders	1,260,000	1,260,000	1,260,000
Total Long-Term Liabilities	**1,315,324**	**1,315,324**	**1,315,324**
Total Liabilities	**1,329,556**	**1,333,688**	**1,323,313**
Equity			
3150 Retained Earnings	-850,807	-850,807	-850,807
3160 Opening Balance Equity	0	0	0
Common Stock	160,852	160,852	160,852
Contributed Capital	0	0	0
Net Income	-93,832	-132,307	-153,855
Total Equity	**-783,787**	**-822,263**	**-843,811**
TOTAL LIABILITIES AND EQUITY	**545,769**	**511,425**	**479,503**

ALT Distilling, INC.
Balance Sheet
As of December 31, 2023

	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023
	191,503	190,518	318,506	288,622	288,433	273,079
	0	0	0	0	0	0
	0	0	0	0	0	0
	191,503	**190,518**	**318,506**	**288,622**	**288,433**	**273,079**
	0	0	0	0	0	0
	0	0	0	0	0	0
	39,687	18,513	26,368	42,524	29,367	4,136
	39,687	**18,513**	**26,368**	**42,524**	**29,367**	**4,136**
	2,204	2,247	1,919	2,055	2,079	2,122
	0	0	0	0	0	0
	200,007	190,555	185,468	165,317	158,965	157,833
	25,091	25,091	25,091	25,091	25,091	25,341
	225,098	**215,645**	**210,559**	**190,407**	**184,056**	**183,173**
	728	1,456	728	728	0	0
	228,030	**219,348**	**213,206**	**193,190**	**186,135**	**185,295**
	459,220	**428,380**	**558,080**	**524,336**	**503,934**	**462,511**
	-2,400	-2,550	-2,700	-2,850	-3,000	-3,150
	9,000	9,000	9,000	9,000	9,000	9,000
	6,600	**6,450**	**6,300**	**6,150**	**6,000**	**5,850**
	465,820	**434,830**	**564,380**	**530,486**	**509,934**	**468,361**
	8,489	6,085	2,933	11,012	23,321	11,225
	8,489	**6,085**	**2,933**	**11,012**	**23,321**	**11,225**
	2,347	3,230	4,854	2,958	1,698	3,881
	2,347	**3,230**	**4,854**	**2,958**	**1,698**	**3,881**
	3,660	5,087	6,104	509	2,035	3,052
	4,039	1,256	1,774	14,539	1,830	1,028
	271	271	271	271	271	283
	0	0	0	0	0	0
	0	0	0	0	0	0
	7,969	**6,614**	**8,148**	**15,318**	**4,135**	**4,363**
	18,805	**15,929**	**15,935**	**29,289**	**29,154**	**19,470**

55,324	55,324	55,324	55,324	55,324	55,324
1,260,000	1,260,000	1,410,000	1,410,000	1,410,000	1,410,000
1,315,324	**1,315,324**	**1,465,324**	**1,465,324**	**1,465,324**	**1,465,324**
1,334,130	**1,331,254**	**1,481,259**	**1,494,613**	**1,494,479**	**1,484,794**
-850,807	-850,807	-850,807	-850,807	-850,807	-850,807
0	0	0	0	0	0
160,852	160,852	160,852	160,852	160,852	160,852
0	0	0	0	0	0
-178,354	-206,468	-226,924	-274,171	-294,589	-326,478
-868,310	**-896,424**	**-916,879**	**-964,127**	**-984,544**	**-1,016,434**
465,820	**434,830**	**564,380**	**530,486**	**509,934**	**468,361**

	Oct 2023	Nov 2023	Dec 2023
	197,710	167,293	106,790
	850	0	0
	0	0	0
	198,561	**167,293**	**106,790**
	0	0	0
	0	0	0
	4,407	24,913	85,405
	4,407	**24,913**	**85,405**
	2,069	2,078	201
	0	0	0
	157,306	146,177	71,125
	52,560	60,174	22,371
	209,866	**206,352**	**93,496**
	728	0	7,192
	212,663	**208,430**	**100,888**
	415,631	**400,636**	**293,083**
	-3,300	-3,450	-3,600
	9,000	9,000	9,000
	5,700	**5,550**	**5,400**
	421,331	**406,186**	**298,483**
	13,882	15,096	10,413
	13,882	**15,096**	**10,413**
	1,078	9,173	2,598
	1,078	**9,173**	**2,598**
	4,578	6,442	0
	978	1,228	1,956
	283	307	316
	0	0	0
	0	0	7,121
	5,839	**7,977**	**9,394**
	20,800	**32,245**	**22,405**

55,324	55,324	108,249
1,410,000	1,410,000	1,410,000
1,465,324	**1,465,324**	**1,518,249**
1,486,124	**1,497,569**	**1,540,654**
-850,807	-850,807	-850,807
0	0	0
160,852	160,852	249,121
0	0	0
-374,837	-401,428	-640,485
-1,064,793	**-1,091,384**	**-1,242,171**
421,331	**406,186**	**298,483**

	Jan 2023
OPERATING ACTIVITIES	
Net Income	-93,832
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R) (68)	-6,541
Inventory:Inventory Asset	6,648
Inventory:Inventory Materials	-1,927
Prepaid Expense	
Accumulated Depreciation	150
Accounts Payable (A/P)	-2,973
Chase 3519	8,300
2100 Accrued Payroll	-6,942
Accrued Expense	1,028
Kentucky Department of Revenue Payable	99
Out Of Scope Agency Payable	0
Payroll Clearing	0
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-2,156**
Net cash provided by operating activities	**-95,987**
FINANCING ACTIVITIES	
Accrued Interest	998
Loans from Shareholders	
Common Stock	71,682
Net cash provided by financing activities	**72,681**
Net cash increase for period	**-23,307**

ALT Distilling, INC.
Statement of Cash Flows
January - December 2023

Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023
-38,476	-21,548	-24,499	-28,114	-20,455	-47,248	-20,418
19,281	-2,946	-35,038	21,174	-7,854	-16,156	13,157
1,554	2,103	20,627	9,452	5,086	20,152	6,352
		-728	-728	728	0	728
150	150	150	150	150	150	150
7,091	-7,076	7,355	-2,404	-3,153	8,079	12,309
-4,782	-5,786	2,101	883	1,624	-1,896	-1,260
-10	1,537	1,117	1,427	1,017	-5,595	1,526
1,823	944	244	-2,782	517	12,766	-12,709
10	7	0	0	0	0	0
0	0	0	0	0	0	0
0	0	0	0	0	0	0
25,117	**-11,068**	**-4,173**	**27,172**	**-1,884**	**17,499**	**20,252**
-13,358	**-32,615**	**-28,672**	**-943**	**-22,340**	**-29,748**	**-165**
				150,000		
0	**0**	**0**	**0**	**150,000**	**0**	**0**
-13,358	**-32,615**	**-28,672**	**-943**	**127,660**	**-29,748**	**-165**

Friday, Feb 23, 2024 01:34:35 PM GMT-8

Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
-31,890	-48,359	-26,591	-239,057	-640,485
				0
25,230	-271	-20,506	-60,491	-70,961
1,132	527	11,129	75,052	159,814
-250	-27,220	-7,614	37,804	794
	-728	728	-7,192	-7,192
150	150	150	150	1,800
-12,095	2,656	1,214	-4,683	6,321
2,183	-2,803	8,094	-6,575	84
1,017	1,526	1,864	-6,442	-7,958
-802	-50	250	728	1,956
13		23	10	162
0	0	0	0	0
0	0	0	7,121	7,121
16,579	**-26,212**	**-4,668**	**35,482**	**91,941**
-15,311	**-74,571**	**-31,259**	**-203,574**	**-548,544**
			52,924	53,923
				150,000
			88,269	159,952
0	**0**	**0**	**141,194**	**363,874**
-15,311	**-74,571**	**-31,259**	**-62,381**	**-184,670**

ALT Distilling, Inc.
Statement of Changes in Equity

Particulars	2023
Opening Balance of Common Stock	$160,852
Issuance of Common Stock	$88,269
Closing Balance of Common Stock	$249,121
Opening Balance of Retained Earnings	($850,807)
Net Loss	($640,485)
Closing Balance of Retained Earnings	($1,491,292)
Opening Balance of Total Equity	($689,955)
Net Loss	($640,485)
Issuance of Common Stock	$88,269
Closing Balance of Total Equity	($1,242,171)

ALT Distilling, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

ALT Distilling, Inc. (the "Company") is a corporation organized in June 16, 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.